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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                            (Amendment No. 15)


                        Olympus Capital Corporation
           (formerly Prudential Financial Services Corporation)
- --------------------------------------------------------------------------
                             (Name of Issuer)

           Common Stock,                           744324510 4
     Par Value $1.00 per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                         Stephen E. Jacobs, Esq.,
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                         New York, New York 10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 21, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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 CUSIP No. 744324 5104                   13D


     1     NAME OF REPORTING PERSON:    Charter National Life Insurance
                                        Company

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Missouri
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     85,900
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       85,900
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       85,900
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.8%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 744324 5104                   13D


     1     NAME OF REPORTING PERSON:    LNC Investments, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     453,991
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       453,991
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       453,991
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.6%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 744324 5104                   13D


     1     NAME OF REPORTING PERSON:    Leucadia, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     453,991
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       453,991
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       453,991
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.6%

    14     TYPE OF REPORTING PERSON:    CO
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


 CUSIP No. 744324 5104                   13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     539,891
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       539,891
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       539,891
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.4%

    14     TYPE OF REPORTING PERSON:    CO
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               This Statement constitutes Amendment No. 15 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation, and its subsidiaries, Leucadia, Inc., LNC Investments, Inc. and Charter National Life Insurance Company with respect to the Common Stock, par value $1.00 per share of Olympus Capital Corporation (formerly Prudential Financial Services Corporation) (the "Company"). This Amendment No. 15 is the first amendment to the Schedule 13D since the Company became an EDGAR filer. Accordingly, this Amendment No. 15 restates, in pertinent part, the Schedule 13D as follows:

     Item 1.   Security and Issuer.
               -------------------
               This Statement relates to the common stock, par value $1.00 per share (the "Common Stock") of Olympus Capital Corporation (formerly Prudential Financial Services Corporation) (the "Company"). The address of the principal executive office of the Company is 115 South Main Street, Salt Lake City, Utah 84111. This Schedule 13D is being filed by Leucadia National Corporation ("Leucadia"), and its subsidiaries, Leucadia, Inc. ("LI"), LNC Investments, Inc. ("LNC") and Charter National Life Insurance Company ("Charter"). Charter, LNC, LI and Leucadia shall be referred to herein as the "Beneficial Owners".

     Item 2.   Identity and Background.
               -----------------------
               (a)-(c) Charter is a joint stock life insurance company organized under the laws of Missouri with its principal office at 8301 Maryland Avenue, St. Louis, Missouri 63105. Charter's principal business is the marketing of variable annuities. Charter is a wholly-owned subsidiary of Leucadia.

               LNC is a Delaware corporation with its principal office at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. LNC's primary business is investing in earning assets (including loans and advances to other subsidiaries of Leucadia) on a short term and long term basis. All of LNC's outstanding shares are owned by LI.

               LI is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. LI is principally engaged in manufacturing and holds equity in a number of other companies engaged in non-financial and financial areas. All of LI's outstanding shares are owned by Leucadia.

               Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a financial services company principally engaged, through its subsidiaries, in personal and commercial lines of property and casualty insurance, life and health insurance primarily marketed directly to older individuals, banking and lending, incentive services and manufacturing.
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               For additional information with respect to the Beneficial
     Owners, see Appendix A (previously filed with the Schedule 13D) which also sets forth the following information with respect to each executive officer of each of the Beneficial Owners: (i) name; (ii) business address; (iii) principal occupation and employment; (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Beneficial Owners, for which such information is set forth above.

               (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except as set forth in Appendix A (previously filed with the Schedule 13D) which contains a description of certain litigation involving certain of the Beneficial Owners. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

     Item 3.   Source and Amount of Funds or Other Consideration.
               --------------------------------------------------
               The funds used by Charter to purchase the 85,900 shares of Common Stock which it currently owns were derived from the working capital of Charter.

               The funds used by LNC to purchase the 453,991 shares of Common Stock which it currently owns were derived from advances made by Leucadia. Leucadia derived these funds from its working capital.

     Item 4.   Purpose of Transaction.
               ----------------------
               Leucadia has acquired its 539,891 shares of Common Stock in order to obtain an equity position in the Company.

               By letter dated November 27, 1985, the Federal Home Loan Bank Board notified certain of the Beneficial Owners that prior to November 27, 1986 they could acquire up to 24.9% of the Common Stock of the Company. Further regulatory filings and/or approvals would be necessary in order for the Beneficial Owners to materially alter or attempt to so alter the operations or policies of the Company or its subsidiary, to effect a






















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     corporate reorganization of either the Company or its subsidiary, or to control or seek to control the election of a majority of the board of directors of either the Company or its subsidiary, or for the Beneficial Owners to exercise a controlling influence over the manage-ment or policies of either the Company or its subsidiary. Leucadia has no present plans to exert influence over the management of the Company.

               Subject to the foregoing and to the agreement described in
     Item 6 of the Schedule 13D, which is incorporated herein by reference, and depending upon prevailing conditions, Leucadia may determine to dispose of shares of Common Stock held by the Beneficial Owners in the open market, in privately negotiated transactions with third parties or otherwise or may seek to acquire additional shares of Common Stock from time to time, in the open market or in privately negotiated transactions (subject to availability of shares at prices deemed favorable to Leucadia).

               Except as set forth above, the Beneficial Owners have no present plans or intentions that would result in or relate to any of the transactions described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
               (a) As of July 25, 1994, the Beneficial Owners owned the following shares of the Company's Common Stock:

                     (i) Charter is the direct owner of 85,900 shares of Common Stock. The 85,900 shares represent approximately 2.8% of the 3,099,639 shares of Common Stock outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (the "Form 10-Q").

                   (ii) LNC is the direct owner of 453,991 shares of Common Stock. The 453,991 shares represent approximately 14.6% of the outstanding Common Stock as reported by the Company on the Form 10-Q.

                  (iii) By virtue of its ownership of all of the outstanding voting securities of LNC, LI is, for the purposes of this
     Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LNC.

                   (iv) By virtue of its ownership of all of the outstanding voting securities of LI and Charter, Leucadia is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LI and Charter.
























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                     (v)  Except as set forth in subparagraphs (i) through
     (iv) of this Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 of the
     Schedule 13D beneficially owns any shares of the Company's Common
     Stock.

               (b) Charter and Leucadia share the power to vote and dispose of all of the shares of Common Stock beneficially owned by Charter. LNC, LI and Leucadia share the power to vote and dispose of all of the shares of Common Stock beneficially owned by LNC.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               --------------------------------------------------------

               In connection with an Agreement of Merger ("Merger Agreement") dated on or about July 22, 1994 by and among Washington Mutual Savings Bank ("WMSB"), Washington Mutual Federal Savings Bank, the Company and Olympus Bank, FSB, pursuant to which the Company will be merged with and into WMSB (the "Merger"), Leucadia has entered into a Letter Agreement (the "Agreement") dated July 21, 1994 with WMSB, a copy of which is filed herewith as Exhibit 2, pursuant to which Leucadia has agreed, if it is necessary to preserve pooling-of-interests accounting treatment for the Merger, to not sell, assign, transfer or otherwise dispose of (or enter into an agreement to so act) (i) any shares of the Company's Common Stock owned by Leucadia during the 30 days preceding the effective date of the Merger (the "Effective Date") or
     (ii) any of the stock that Leucadia may receive in connection with the Merger ("Merger Stock") until such time as consolidated financial results covering at least 30 days of post-Merger combined operations of WMSB and the Company have been published by WMSB in accordance with applicable accounting rules.

               Pursuant to the Agreement, Leucadia has also agreed (i) to vote all of the Company's Common Stock that Leucadia owns so as to approve and adopt the Merger at any shareholder meeting of the Company; (ii) to deliver to the Company all of the Company's Common Stock that Leucadia owns at least 30 days before the Effective Date;
     (iii) that all of the Merger Stock that Leucadia may receive will bear a restrictive legend and that WMSB's transfer agent may be given appropriate instructions so as to prohibit the transfer of the Merger Stock; and (iv) that until the Merger Agreement is terminated, Leucadia will not sell





















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     or transfer any of the Company's Common Stock except in open market transactions or in privately negotiated transactions in which the ultimate beneficial owner will acquire fewer than 30,000 shares, provided that such transactions comply with the other terms of the Agreement. If the Merger Agreement is terminated, Leucadia will have no further obligations under the Agreement.

               Except as described in this Schedule 13D, as amended, there are no contracts, arrangements, understanding or relationships with respect to any securities of the Company (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreement previously filed as Exhibit 1.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------
               1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D (previously filed).

               2. Letter Agreement dated July 21, 1994 between Leucadia, LI, LNC and Charter, and WSMB (filed herewith).

















































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                                    SIGNATURE
                                    ---------
               After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  July 29, 1994

                                   LEUCADIA NATIONAL CORPORATION
                                   LEUCADIA, INC.
                                   LNC INVESTMENTS, INC.
                                   CHARTER NATIONAL LIFE
                                     INSURANCE COMPANY


                                   By:/s/ Thomas E. Mara
                                      ---------------------------------
                                      Thomas E. Mara,
                                      President of LNC Investments, Inc.,
                                      Executive Vice President of
                                      Leucadia National Corporation and
                                      Leucadia, Inc. and Vice President
                                      of Charter National Life Insurance
                                      Company














































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                                  EXHIBIT INDEX

     Exhibit No.         Document                                Page
     -----------         --------                                ----
        99.1             Agreement among the Beneficial
                         Owners with respect to the filing
                         of this Schedule 13D (previously
                         filed).

        99.2 Letter Agreement dated July 21, 1994 between Leucadia National Corporation Leucadia, Inc., LNC Investments,
                         Inc. and Charter National Life Insurance
                         Company, and Washington Mutual Savings
                         Bank (filed herewith).




















































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